FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                        For the month of December 2004

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                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)

                    =======================================


     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.


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                                EXPLANATORY NOTE:

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated April 19, 2000, of G. Willi-Food International Ltd. ("Registrant") included in Registrant's Registration Statement on Form F-3 (File No. 333-11848), and to be a part thereof from the date on which this report is filed, to the extent not superceded by documents or reports subsequently filed with the Securities and Exchange Commission.

     On December 6, 2004, G. Willi-Food International Ltd. (the "Registrant") announced that it has signed a Letter of Intent to acquire 51% of a New Jersey-based distributor of ethnic food products.

EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated December 6, 2004.

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                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  December 7, 2004

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer

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WILLI FOOD                                                                 NEWS


CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

         G. WILLI-FOOD INTERNATIONAL LTD. TO ACQUIRE 51% OF LEADING U.S.
                            ETHNIC FOOD DISTRIBUTOR

                -- ~ $40M/YEAR DISTRIBUTOR TO BECOME WILL-FOOD'S
                           SPRINGBOARD FOR US SALES --

YAVNE, ISRAEL - DECEMBER 6, 2004 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (the "Company"), one of Israel's leading distributors of Kosher food products, today announced that it has signed a Letter of Intent to acquire 51% of a New Jersey-based distributor of ethnic food products.

For the past few years, the distributor to be purchased has had revenues of approximately $40 million per year through sales to major supermarket chains throughout America's Eastern Seaboard area. However, the distributor's gross margins have been low due to its limited direct access to food suppliers.

As payment for 51% of the distributor's share capital, the Company will assume a $4.5 million bank loan previously taken out by the distributor, against a 1st-ranking mortgage of the distributor's total assets.

"This distributor is a true diamond in the rough - an ideal vehicle for our strategic needs," said Mr. Zvi Williger, President and COO of the Company. "By leveraging our direct access to food suppliers and our aggressive sales capabilities, we believe we can increase the top-line as well as the bottom-line results of the distributor. At the same time, the distributor's impressive distribution network will be an ideal launching pad that we will use to enter the vast U.S. marketplace - a market which spends $5B per year on kosher products. Taken as a whole, this attractively-priced deal is an important step that should take us to a new level of revenues and profits with growing activities in promising new markets."

Completion of the deal is contingent upon due diligence, final negotion and execution of relevant agreements, approval of the Boards of Directors of both companies, approval of regulatory bodies (if necessary) and other customary closing conditions, as well as the satisfactory resolution of any issues that arise during the acquisition process.

As a result there can be no assurance that the acquisition will be completed in the terms described above or at all.

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Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in the Company's SEC filings.